December 2015 Pricing Sheet dated December 30, 2015 relating to Preliminary Pricing Supplement dated December 23, 2015 Registration Statement No. 333-199966 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities
PLUS Based on the Value of the EURO STOXX® Banks Index, Converted into U.S. Dollars, due February 2, 2017
Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities
PRICING TERMS — December 30, 2015
Issuer:	JPMorgan Chase & Co.
Underlying index:	EURO STOXX® Banks Index
Adjusted underlying index	The underlying index, converted into U.S. dollars
Aggregate principal amount:	$4,109,000
Payment at maturity:
If the adjusted final index value is greater than the adjusted initial index value, for each $10 stated principal amount PLUS,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the adjusted final index value is less than or equal to the adjusted initial index value, for each $10 stated principal amount PLUS,
$10 × index performance factor
This amount will be less than or equal to the stated principal amount of $10 per PLUS.
If the value of the U.S. dollar appreciates against the European Union euro, you may lose some or all of your investment in the PLUS, even if the closing level of the underlying index has increased during the term of the PLUS.

Leverage factor:	300%
Index performance factor:	Adjusted final index value / adjusted initial index value
Maximum payment at maturity:	$11.85 (118.50% of the stated principal amount) per PLUS
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see “Commissions and issue price” below)
Pricing date:	December 30, 2015
Original issue date (settlement date):	January 5, 2016
Valuation date:
January 30, 2017, subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date” in the accompanying product supplement no. 5a-I

Maturity date:
February 2, 2017, subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 5a-I

Leveraged upside payment:	$10 × leverage factor × index return
Index return:	(adjusted final index value – adjusted initial index value) / adjusted initial index value
Commissions and issue price:	Price to public(1)	Fees and commissions	Proceeds to issuer
Per PLUS	$10.00	$0.20(2)	$9.775
$0.025(3)
Total	$4,109,000.00	$92,452.50	$4,016,547.50
(1)	See “Additional Information about the PLUS — Supplemental use of proceeds and hedging” in the accompanying preliminary pricing supplement for information about the components of the price to public of the PLUS.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $0.20 per $10 stated principal amount PLUS it receives from us to Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”). See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-46 of the accompanying product supplement no. 5a-I.
(3)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.025 for each $10 stated principal amount PLUS
The estimated value of the PLUS on the pricing date as determined by JPMS was $9.696 per $10 stated principal amount PLUS.  See “Additional Information about the PLUS — JPMS’s estimated value of the PLUS” in the accompanying preliminary pricing supplement for additional information.
The PLUS are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary pricing supplement describing the offering and the related product supplement no. 5a-I, underlying supplement no. 1a-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Information about the PLUS” in the accompanying preliminary pricing supplement.
Preliminary pricing supplement dated December 23, 2015: http://www.sec.gov/Archives/edgar/data/19617/000114036115045506/form424b2.htm
Product supplement no. 5a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008408/e61364_424b2.pdf
Underlying supplement no. 1a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008410/e61337_424b2.pdf
Prospectus supplement and prospectus, each dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326

PLUS Based on the Value of the EURO STOXX® Banks Index, Converted into U.S. Dollars, due February 2, 2017 Performance Leveraged Upside SecuritiesSM Principal at Risk Securities

Terms continued from pervious page:

Adjusted initial index value:	The adjusted closing level of the underlying index on the pricing date, which was 140.41952
Adjusted final index value:	The adjusted closing level of the underlying index on the valuation date
Adjusted closing level	On any day, the closing level of the underlying index on that day multiplied by the exchange rate on that day
Exchange rate
The “exchange rate” on any day will equal an exchange rate of U.S. dollars per one unit of the European Union euro, as determined by the calculation agent, expressed as the amount of U.S. dollars per European Union euro, as reported by Reuters Group PLC (“Reuters”) on Reuters page “WMRSPOT05,” or any substitute Reuters page, at approximately 4:00 p.m. Greenwich Mean Time.

Underlying currency	The European Union euro
Currency business day
A “currency business day” is a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for the underlying currency (which is Frankfurt, Germany) and (b) banking institutions in The City of New York and that principal financial center are not otherwise authorized or required by law, regulation or executive order to close.

CUSIP / ISIN:	48128A715 / US48128A7155
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)